FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 000-51034

ACE Aviation Holdings Inc.

(Translation of registrant's name into English)

7373 Cote Vertu West,
P. O. Box 14000,
Saint-Laurent, Quebec,
Canada, H4Y 1H4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

99.1	Press Release dated March 9, 2005 ("ACE AVIATION HOLDINGS INC. RELEASES FOURTH QUARTER RESULTS: REPORTS NET INCOME OF $15 MILLION")

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC. Registrant

Date: March 9, 2005	By:	/s/ Rob Peterson

Name: Rob Peterson
Title: Chief Financial Officer